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Schedule 13D                                                         Page 1 of 6




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                      Integrated Information Systems, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    45817B103
                                 (CUSIP Number)


                                  Gary A. Gotto
                      Dalton Gotto Samson & Kilgard, P.L.C.
                        3101 N. Central Avenue, Suite 900
                                Phoenix, AZ 85012
                                  602-248-0088
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 8, 2001


             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section240.13d-7 for other parties to whom copies are to be sent.
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Schedule 13D                                                         Page 2 of 6

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 458-17B103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


                         James G. Garvey, Jr

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)     xxx

     3. SEC Use Only

     4. Source of Funds (See Instructions)        PF

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     6. Citizenship or Place of Organization     U.S.A

Number of        7. Sole Voting Power      10,587,438
Shares
Beneficially     8. Shared Voting Power       0
Owned by
Each
Reporting        9. Sole Dispositive Power 10,587,438
Person With
                10. Shared Dispositive Power  0


     11. Aggregate Amount Beneficially Owned by Each Reporting Person 10,587,438

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
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Schedule 13D                                                         Page 3 of 6

     13. Percent of Class Represented by Amount in Row (11)         51.2%

     14. Type of Reporting Person (See Instructions)

                                 IN





         ITEM 1.         SECURITY AND ISSUER


         Common Stock of Integrated Information Systems, Inc. The address of the principal executive offices of the Issuer is 1560 W. Fountainhead Pkwy. Tempe, AZ 85282.


         ITEM 2.         IDENTITY AND BACKGROUND


                  (a)  Name:

                  James G. Garvey, Jr.

                  (b)  Residence or business address:

         1560 W. Fountainhead Pkwy.
         Tempe, AZ  85282.


(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:


         Chief Executive Officer of Integrated Information Systems, Inc.
         1560 W. Fountainhead Pkwy.
         Tempe, AZ  85282.
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Schedule 13D                                                         Page 4 of 6

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;


         No.


(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and


         No.


(f)  Citizenship.


         United States of America


         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


                  Personal Funds


         ITEM 4.      PURPOSE OF TRANSACTION

         The purpose of the acquisitions is (i) investment, (ii) to increase the Reporting Person's ownership of voting stock, and (iii) to obtain and exercise control over the business and policies of the Issuer consistent with the Reporting Person's ownership of stock of the
         Issuer. The Reporting Person is believed to beneficially hold over 50% of the outstanding voting stock of the Issuer. On January 8, 2001, the Reporting Person executed and delivered to the Issuer a Stockholder Written Action electing to the Issuer's board of directors four additional members, R. Nicholas Loope, John M. Blair, Perry B. Sells, and Chris Johnson. On January 10, 2001, the Reporting Person, with two other members of Issuer's board of directors, David Wirthlin and John
         M. Blair, delivered to the Issuer a written request for the Issuer to call a special meeting of the Issuer's stockholders to consider and
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Schedule 13D                                                         Page 5 of 6

         vote upon the removal of the existing board of directors and the election of a new board of directors; such request included a proposed slate of new directors. The Reporting Person is unaware of any other plans or proposals listed in Item 4 of Schedule 13D, except that the Reporting Person contemplates acquiring additional common stock of the Issuer.

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) 10,587,438 shares, constituting 51.2% of the Issuer's outstanding common stock.

(b) The reporting person holds the sole power to vote and the sole power to dispose of 10,587,438 shares.

                  (c)  None.

                  (d)  N/A

                  (e)  N/A


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


                  None.


         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS


                  None.



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Schedule 13D                                                         Page 6 of 6

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





               Date:  January 10, 2001





               /s/ James G. Garvey, Jr.





               Name/Title  James G. Garvey, Jr.